 Exhibit 99.1

179 John Street, 8th Floor, Toronto, Ontario, M5T 1X4, Canada

Report on Voting Results from
2010 Annual Meeting of Shareholders

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, Points International Ltd. (the “Corporation”) hereby reports on the voting results for matters submitted to the annual meeting of the shareholders of the Corporation held on May 11, 2010.

The matters voted upon at the meeting and the results of the voting were as follows:

Item 1: Election of Directors

The following seven directors were elected by acclamation to hold office for the ensuing year or until their successors are elected or appointed:

Christopher Barnard;
Michael Beckerman;
Bernay Box;
Douglas Carty;
Bruce Croxon
Robert MacLean; and
John Thompson.

Item 2: Appointment of Auditors

By a vote by way of a show of hands, the shareholders approved an ordinary resolution to appoint Delotte & Touche LLP as auditors of the Corporation to hold office until the close of the next annual meeting of shareholders or until their successors are appointed, and the directors of the Corporation were authorized to fix the remuneration of the auditors.

Dated: May 13, 2010

POINTS INTERNATIONAL LTD.

By: /s/ Marc Shewchun
Marc Shewchun
Vice President, General Counsel and
Secretary